Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Second Meeting of the Eighth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

26 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air                                     Stock Code: 600029                                    Notice No.: Lin 2018-017

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON

RESOLUTIONS PASSED AT THE SECOND MEETING OF THE EIGHTH

SESSION OF THE SUPERVISORY COMMITTEE

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 26 March 2018, the second meeting of the eighth session of the supervisory committee (“Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) was held at No. 3 Conference Room, 4th Floor, China Southern Pearl Hotel of Guangzhou Baiyun Airport. Three supervisors (the “Supervisors”) are eligible to attend the meeting and three Supervisors attended the meeting. Mr. Pan Fu, the chairman of the Supervisory Committee, chaired this meeting, certain senior management of the Company also attended. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

The Supervisors who were present at the meeting considered and voted, and unanimously passed the following resolutions:

I. Considered and approved the full text and summary for the 2017 annual report and the results announcement of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards);

II. Considered and approved the profit distribution plan of the Company for the year 2017;

The cash dividend of RMB0.1 per share (inclusive of tax) to be distributed to the shareholders of the Company for the year ended 31 December 2017 was agreed. Based on the total issued share of 10,088,173,272 of the Company, the aggregate distribution amount was RMB1,009 million.

III. Considered and approved the internal control appraisal report of the Company for the year 2017;

IV. Considered and approved the corporate social responsibility report of the Company for the year 2017;

V. Considered and approved the report of the supervisory committee of the Company for the year 2017 and submitted to the annual general meeting for the year 2017 for approval;

VI. Considered and approved the resolution in relation to the authorization to Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”) on the provision of guarantees to Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”), Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”) and Xiamen Airlines Finance (Hong Kong) Company Limited (hereinafter referred to as “Xiamen Airlines Finance”).

The Supervisory Committee reviewed the 2017 annual report prepared by the board of directors of the Company and formed the following opinions: 1. the preparation and approval procedures of the annual report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the internal corporate governance rules of the Company; 2. the contents and format of the annual report were in compliance with the relevant requirements of China Securities Regulatory Commission, Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, and information disclosed therein correctly reflected the operational, management and financial status of the Company, without any misrepresentations, misleading statements or material omission; and 3. none of the persons involved in the preparation and approval of the annual report had committed any action in breach of confidentiality requirements, as of the date of this opinion.

The Supervisory Committee considered the resolution in relation to the authorization to Xiamen Airlines on the provision of guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance, and formed the following opinions: 1. the aforementioned provision of guarantees had been considered and passed at the second meeting of the eighth session of the board of directors and submitted to the annual general meeting for the year 2017 for approval, and the procedures of which were in compliance with laws and regulations; 2. the aforementioned provision of guarantees was beneficial for the expansion of the financing channels of Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance, which reduced their financing costs and met the overall needs for the development of the Company and Xiamen Airlines, as well as was in the interest of the Company and shareholders as a whole.

The Supervisory Committee of

China Southern Airlines Company Limited

26 March 2018

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